## Contact

www.linkedin.com/in/
stevenatamian (LinkedIn)
www.globalbrigades.org
(Company)
www.empowered.org (Company)
www.uwb.edu/business/
nondegree/socialenterprise
(Company)

## Top Skills

Social Media
Social Entrepreneurship
Economic Development

## Languages

English (Native or Bilingual)
Spanish (Limited Working)

# Steven Atamian

Co-Founder at Eskala and Global Brigades
Santa Monica, California, United States

## Summary

Developing organizations that solve social and environmental challenges through market-based strategies.

―――――

## Experience

**Global Brigades, Inc.**
Co-Founder and Chief Strategy Officer
August 2004 - Present (18 years 8 months)

Global Brigades is the world's largest student-led global health and sustainable development organization. With hundreds of university chapters across the world, each year it mobilizes nearly 10,000 volunteers to work alongside community members and local teams to help resolve health and economic disparities in the developing world.

**Eskala.org**
Chief Strategy Officer
July 2020 - Present (2 years 9 months)
Seattle, Washington, United States

Eskala is going to massively scale micro-investments with an innovative and egalitarian business model for rural communities in emerging economies. Our first step is to invest in 20,000 community-owned banking and agricultural cooperatives to empower 18 million people living in poverty in Central America. In our first two years we've deployed $3m in loans and investments with nearly zero default.

**Empowered.org**
President
November 2010 - Present (12 years 5 months)

Empowered.org is a SaaS technology platform for international nonprofits to optimize operations and fundraising.  Since 2010, Empowered has helped organizations fundraise more than $100 million towards their missions.

**PocketPatientMD**
Advisor

June 2021 - Present (1 year 10 months)

University of Washington
Affiliate Instructor, Social Enterprise
2011 - August 2015 (4 years)

Developed and currently instructing a series of multi-disciplinary courses based on the theories and practices of social entrepreneurship.

Deloitte & Touche USA LLP
Community Involvement Associate
February 2005 - February 2009 (4 years 1 month)

_____

## Education

University of Southern California
Bachelor of Arts and Bachelor of Science, International Relations and Business Administration · (1999 - 2004)